SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

DESTINATION MATERNITY CORPORATION
(Name of Issuer)

 Common Stock, par value $0.01 per share

(Title of Class of Securities)

25065D100
(CUSIP Number)

January 22, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25065D100

1	Name of reporting person: Nathan G. Miller
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 941,402
	6	Shared voting power 0
	7	Sole dispositive power 941,402
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 941,402
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 6.5%(1)
12	Type of reporting person IN

(1)	Based on 14,447,524 shares of common stock outstanding on November 30, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ending November 3, 2018.

Preliminary Statement

Pursuant to Rule 13d-1(h) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the Reporting Person hereby again reports on Schedule 13G his beneficial ownership of the securities of Destination Maternity Corporation (the “Issuer”). The Reporting Person: (i) originally reported his beneficial ownership on Schedule 13G, filed on November 2, 2017; (ii) amended such Schedule 13G by reporting his beneficial ownership on Schedule 13D, filed on December 27, 2017, as amended by Amendment No. 1, filed on March 26, 2018, Amendment No. 2, filed on March 27, 2018, Amendment No. 3, filed on  March 30, 2018, Amendment No. 4 filed on April 12, 2018, Amendment No. 5, filed on April 16, 2018, Amendment No. 6, filed on April 20, 2018, Amendment No. 7, filed on April 25, 2018, Amendment No. 8 filed on April 26, 2018, Amendment No. 9, filed on May 24, 2018, and Amendment No. 10, filed on May 31, 2018; and (iii) by filing this Schedule 13G, does hereby amend his Schedule 13D to cease reporting on Schedule 13D his beneficial ownership of the Issuer’s securities. As stated in Item 10 below, the securities reported by the Reporting Person on this schedule are not now held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and are not now held in connection with or as a participant in any transaction having that purpose or effect. However, the certification made in Item 10 does not apply to the Reporting Person’s acquisition of those securities purchased, if any, while he was a Schedule 13D filer.

Item 1(a).	Name of issuer: Destination Maternity Corporation

Item 1(b).	Address of issuer’s principal executive offices:

232 Strawbridge Drive
Moorestown, NJ 08057

Item 2(a).	Names of persons filing:

Nathan G. Miller

Item 2(b).	Address or principal business office or, if none, residence:

347 Lukes Wood Road, New Canaan, CT 06840

Item 2(c).	Citizenship:
Nathan G. Miller is a United States citizen.

Item 2(d).	Title of class of securities: Common Stock

Item 2(e).	CUSIP number: 25065D100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership:

1.	Nathan G. Miller

a.	Amount beneficially owned: 941,402

b.	Percent of class: 6.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 941,402

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 941,402

iv.	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 22, 2019

	By:	/s/ Nathan G. Miller
	Name:	Nathan G. Miller